New Providence Acquisition Corp. II

10900 Research Blvd

Suite 160C, PMB 1081
Austin, TX 78759

March 25, 2021

VIA EDGAR

James Lopez

Mary Beth Breslin

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	New Providence Acquisition Corp. II
Registration Statement on Form S-1
Filed February 22, 2021
File No. 333-253337

Ladies and Gentlemen:

This letter sets forth responses of New Providence Acquisition Corp. II (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 21, 2021, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently with this letter publicly filing an amendment to the Registration Statement, which reflects these revisions (the “Amendment”). Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Form S-1 filed February 22, 2021

Summary, page 1

1.Staff’s comment: You describe conflicts of interest on page 52 in circumstances where the founder shares become worthless without an initial business combination. Please also disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur. For example, since your sponsor and officers and directors acquired 20% of your ordinary shares for approximately $0.004 per share and the offering is for $10.00 a share, the officers and directors could make a substantial profit after the initial business combination even if public investors experience substantial losses. Please revise here and in risk factors accordingly.

Response: We acknowledge the Staff’s comment and revised the disclosure per the Staff’s comment. Please see pages 7, 31, 56 and 91 of the Amendment.

2.Staff’s comment: We note the affiliation between NPA I, NPA II and NPA III. Please revise to disclose how management will determine the order of priority for which SPAC will be used and the extent to which sponsors of the SPACs have complete discretion--subject to fiduciary obligations--when determining which SPAC to use for a target opportunity. We also note the statement regarding active discussions with NPA I and, alternatively, NPA II and NPA III. As NPA I expects to close its transaction in the first quarter it is unclear what active negotiations are referenced. And as both NPA II and NPA III are currently in the pre-effective period it is unclear if negotiations have already begun. Please revise to clarify.

Response: We acknowledge the Staff’s comment. We note that, as set forth in Amendment No. 1 to the NPA III Registration Statement filed concurrently with the Amendment, NPA II and NPA III intend to pursue acquisitions in two separate industry groups, consumer and technology, respectively, though each of NPA II and NPA III may pursue a business combination in any industry. NPA II and NPA III have selected members of their board of directors (in addition to Messrs. Coleman and Smith) with extensive knowledge of the respective industry NPA II and NPA III are targeting. In addition, NPA II and NPA III are targeting acquisitions of different enterprise values (as demonstrated by the amount of offering proceeds NPA II and NPA III are each seeking). As a result, we do not anticipate that the management of NPA II and NPA III will need to determine an order of priority for the use of either SPAC. Please see pages 2 and 86.

In addition, we have revised the disclosure in the Amendment to clarify that no active negotiations by NPA I are ongoing and that neither NPA II nor NPA III are currently engaged in any negotiations. Please see pages 2 and 86.

3.Staff’s comment: We note the statement on page 28 regarding payments “by [the] sponsor of $12,500 per month” to your chief financial officer for his services as chief financial officer. Please revise to clarify if the company will directly or indirectly pay this salary. Provide further clarification of the services to be provided in light of (1) your status as a shell company, (2) the CFO’s obligations to other entities, (3) disclosure indicating the CFO is not required to allocate a minimum percentage of time to you, and (4) the additional $20,000 monthly payments for “services of one or more investment professionals,” which may be affiliated.

Response: We acknowledge the Staff’s comment. We have revised the disclosure to indicate that Mr. Bradley receives payments from an affiliate of our sponsor in consideration for, among other things, transaction management and negotiation services, which include, but are not limited to, his services as chief financial officer of NPA I, NPA III and our company.  Please see pages 30, 75, 95, 115, 120, 122, 131, 133 and F-12.

As further disclosed on pages 131 and F-12, Mr. Bradley is paid by this affiliate $12,500 per month, and a portion of the $20,000 monthly fee paid to our sponsor is allocated to the reimbursement of Mr. Bradley’s monthly salary.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Julian J. Seiguer at (713) 836-3334 of Kirkland & Ellis LLP.

Sincerely,

/s/ Gary P. Smith
Gary P. Smith Chief Executive Officer

Via E-mail:

cc:	Julian J. Seiguer
Christian O. Nagler
Kirkland & Ellis LLP

Michael P. Heinz
Keith B. DeLeon
Kunle Deru
Sidley Austin LLP